15th February 2002
Number: 10/02

HIGH COURT ALLOWS UTAH TAX APPEAL

BHP Billiton Limited today announced the Australian High Court has allowed by consent its appeal against the majority decision of the Full Federal Court, which was handed down in favour of the Australian Tax Office on 18 October 2000.

The dispute concerned the deductibility of financing costs paid to the General Electric Company in connection with BHP Billiton Limited's acquisition of the Utah Group in the early 1980's, and the validity of a related assessment.

As a result of the High Court order, an amount of US$85 million (A$166 million) will be refunded to BHP Billiton Limited, together with associated interest. This amount had previously been paid by BHP Billiton Limited and recorded as a non-current asset, pending resolution of the dispute.

Further information can be found on our Internet site:
http://www.bhpbilliton.com

Australia
Dr Robert Porter, Investor Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
mailto:Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom/South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
mailto:Ariane.Gentil@bhpbilliton.com



BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia